                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549


                                      FORM 11-K

(Mark One):


(x) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                     For the fiscal year ended December 31, 1995


                                          OR


( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1994.


For the transition period from _________ to _____________


Commission File Number  1-10540

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Foundation Health Corporation Profit Sharing and 401(k) Plan (Amended and Restated effective January 1, 1994)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            FOUNDATION HEALTH CORPORATION
                                   3400 DATA DRIVE
                               RANCHO CORDOVA, CA 95670

                            FOUNDATION HEALTH CORPORATION
                                  INDEX TO FORM 11-K


                                      PAGE

    Audited Financial Statements        1
    Independent Auditors' Consent      23
    Signatures                         24

FOUNDATION HEALTH CORPORATION
PROFIT SHARING AND 401(K) PLAN

Financial Statements for the Years Ended December 31, 1995 and 1994 and Independent Auditors' Report


                                       (1)

                            FOUNDATION HEALTH CORPORATION
                            PROFIT SHARING AND 401(K) PLAN

                                  TABLE OF CONTENTS


                                                                            PAGE

Independent Auditors' Report                                                3

Financial Statements as of December 31, 1995 and
    1994 and for The Years Then Ended:

    Statements of Net Assets Available for Plan Benefits                    4

    Statements of Changes in Net Assets Available for Plan Benefits         5

    Notes to Financial Statements                                         6-13

Supplemental Schedules as of December 31, 1995 and for The Year Then Ended:

    Item 27a - Schedule of Assets Held for Investment Purposes             15

    Item 27d - Schedule of Reportable Transactions                         21

                                       (2)

                             INDEPENDENT AUDITORS' REPORT


To the Trustee and Participants
of the Foundation Health Corporation
Profit Sharing and 401(k) Plan

We have audited the accompanying statements of net assets available for plan benefits of the Foundation Health Corporation Profit Sharing and 401(k) Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the foregoing Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Sacramento, California
June 27, 1996

                                      (3)

                            FOUNDATION HEALTH CORPORATION
                            PROFIT SHARING AND 401(K) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                            DECEMBER 31
                                                   ---------------------------
ASSETS:                                                 1995           1994
                                                        ----           ----

Investments, at fair value:
   Interest bearing cash                           $ 1,804,131     $ 1,204,364
   Common stock:
     Foundation Health Corporation                   9,064,428       4,871,278
     Other                                          14,701,114       7,685,829
   United States government securities               4,392,769       2,899,409
   Corporate bonds                                     415,491         352,293
   Mutual funds                                     19,182,718      12,833,688
   Loans to participants                             1,885,026       1,338,023
                                                   -----------     -----------

     Total investments                              51,445,677      31,184,884
                                                   -----------     -----------

Contributions receivable:
     Employer                                          131,167         163,260
     Employee                                          364,979         458,383
                                                   -----------     -----------
                                                       496,146         621,643
                                                   -----------     -----------
       Total assets                                 51,941,823      31,806,527
                                                   -----------     -----------

LIABILITIES:

Forfeitures payable                                    170,601          77,298

Refunds payable                                            300          68,998
                                                   -----------     -----------

       Total liabilities                               170,901         146,296
                                                   -----------     -----------

Net assets available for plan benefits             $51,770,922     $31,660,231
                                                   -----------     -----------
                                                   -----------     -----------


See accompanying notes to the financial statements.

                            FOUNDATION HEALTH CORPORATION
                            PROFIT SHARING AND 401(K) PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                            DECEMBER 31
                                                   ---------------------------
ASSETS:                                                 1995           1994
                                                        ----           ----

Additions:
   Contributions:
     Employee                                      $11,612,572     $ 8,307,555
     Employer                                        3,484,188       3,909,947
   Investment income                                 1,750,489       1,153,466
   Net appreciation (depreciation) in fair
     value of investments                            6,303,265      (1,649,177)
                                                   -----------      -----------
                                                    23,150,514      11,721,791

Deductions:
   Benefits paid to participants                     3,881,590       3,552,639
                                                   -----------     -----------

Net increase in plan assets                         19,268,924       8,169,152

Net assets available for plan benefits:
   Beginning of year                                31,660,231      21,733,120
   Transfer of assets (Note 5)                         841,767       1,757,959
                                                   -----------     -----------

   End of year                                     $51,770,922     $31,660,231
                                                   -----------     -----------
                                                   -----------     -----------


See accompanying notes to financial statements.

                            FOUNDATION HEALTH CORPORATION
                            PROFIT SHARING AND 401(K) PLAN

                            NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF PLAN

The Foundation Health Corporation Profit Sharing and 401(k) Plan (the "Plan") enables participants to save for retirement through voluntary contributions that are salary deferred and invested on a self-directed basis in a broad base of investment funds. Included in these investment options is the opportunity for employees to acquire a proprietary interest in the growth of Foundation Health Corporation (the "Company" or "FHC") through stock ownership.

The Compensation and Organizational Committee of the Company's Board of Directors is the Administrator of the Plan. The Company believes that the Plan will continue without interruption but reserves the right to terminate the Plan at any time. In the event of termination of the Plan, all participants will become fully vested.

The following description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

CONTRIBUTIONS TO THE PLAN

Each eligible participant may elect a pre-tax contribution rate from 2% to 10% (or from 2% to 6% for highly compensated employees as defined by the Internal Revenue Service ("IRS")) of his or her compensation subject to the annual cap on elective deferrals set by the Internal Revenue Code ("IRC"). The participant may also make contributions from 2% to 10% (or from 2% to 6% for highly compensated employees as defined by the IRS) of his or her compensation on an after-tax basis. The Company makes discretionary matching contributions equal to 0% to 100% of up to the first 6% of each participant's base compensation.

ELIGIBILITY AND VESTING

All employees of the Company and certain subsidiaries who are not covered by a collective bargaining agreement and have met specified service requirements are eligible to participate in the Plan. All participants are immediately 100% vested in their contributions plus any investment earnings thereon. Participants employed by the Company prior to January 1, 1995 or who are employed by certain subsidiaries acquired by the Company in November 1994 vest in employer contributions 33 1/3% per year commencing on the first anniversary of the participant's date of hire. Participants employed by the Company on or after January 1, 1995 vest in employer contributions 20% per year commencing on the first anniversary of the participant's date of hire.

In addition, all participants who have attained the age of 65, who terminate employment and have attained the age of 55, or who are terminated from employment by reason of death or disability become 100% vested in employer contributions and investment earnings thereon.

BENEFITS

Benefits are distributable from Plan assets upon retirement, death, disability, termination of employment or termination of the Plan. Benefits are based upon the participant's vested share of Plan assets. Upon termination of employment, other than as described under "Eligibility and vesting" above, the unvested portion of employer contributions and investment earnings thereon is forfeited by the participant and can be used to reduce future employer contributions.

PARTICIPANT LOANS

A participant may borrow up to half of the fair value of the vested portion of his or her account in the form of a loan with a minimum principal of $1,000 subject to a maximum of $50,000. Loans bear interest at prime plus 1% and generally must be repaid within five years.

ALLOCATION OF EARNINGS

Earnings of each investment fund are allocated on a monthly basis to that fund's participants in proportion to each participant's share of fund assets at the beginning of the month.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual method.

INVESTMENTS

Participants allocate their contributions in any combination among eight investment funds held by Merrill Lynch Trust Company ("Merrill Lynch" or "ML"). Investments are stated at their fair market value measured by quoted market prices. Gains or losses on the sale of investments are recorded on the settlement date as the difference between proceeds received and current value at the beginning of the year or cost if acquired during the year determined by the specific identification method. Net appreciation or depreciation in the fair value of investments includes net unrealized market appreciation and depreciation of investments and net realized gains and losses on the sale of investments during the period. Investment income includes dividends and interest paid on the Plan's investments.

DISTRIBUTIONS OF BENEFITS TO PARTICIPANTS

Distributions of benefits to participants are based upon the most recent valuation of the Plan's assets. Such valuations are made by the Trustee at least annually but no more frequently than monthly.

Benefits are recorded when paid. As of December 31, 1995 and 1994, benefits of $1,609,719 and $302,505, respectively, were due to participants who have withdrawn from participation in the Plan.

ADMINISTRATIVE EXPENSES

All administrative expenses are paid by the Plan. No indirect expenses are allocated to the Plan by the Company.

NOTE 3 - INCOME TAXES

The Company has received a favorable determination letter dated October 27, 1995 from the Internal Revenue Service as to the qualified status of the Plan as amended and restated on December 22, 1994. On September 27, 1995, the Compensation and Organization Committee of the Company's Board of Directors approved certain technical changes to the Plan effective August 1, 1995 to conform the Plan to current requirements of the IRC. The Company is of the opinion that the Plan continues to fulfill the requirements of the IRC and the Employee Retirement Income Security Act of 1974, and that the trust, which forms a part of the Plan, is exempt from income tax. Accordingly, no provision has been made for federal or state income taxes.

NOTE 4 - REFUNDS PAYABLE

Due to insufficient participation in the Plan by nonhighly compensated employees, employer and employee contributions of $68,998 for 1994 and $300 for 1995, were refunded in subsequent years to certain highly compensated Plan participants to meet the nondiscrimination tests described in IRC
Section 401.

NOTE 5 - PLAN MERGERS

In December 1995, the net assets of the Noetics Group/Reviewco 401(k) Plan and Trust were transferred into the Plan.

The Company acquired Business Insurance Corporation and its wholly-owned subsidiary, California Compensation Insurance Company in August 1993. In February 1994, the net assets of the California Compensation Salary Deferral Plan were transferred into the Plan.

In December 1994, the net assets of the Amerimed Employees' Profit Sharing 401(k) Plan and Trust were transferred into the Plan.

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 at December 31, 1995 is as follows:

     Net assets available for plan benefits per the
          financial statements                                   $  51,770,922
     Less: Amounts allocated to withdrawing participants            (1,609,719)
                                                                 -------------

     Net assets available for plan benefits per the Form 5500    $  50,161,203
                                                                 -------------
                                                                 -------------

A reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1995 is as follows:

     Benefits paid to participants per the financial statements   $   3,881,590
     Add:  Amounts allocated to withdrawing participants
           at December 31, 1995                                       1,609,719
                                                                  -------------

     Benefits paid to participants per the Form 5500              $   5,491,309
                                                                  -------------
                                                                  -------------


Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

NOTE 7 - RELATED PARTY TRANSACTIONS

Certain Plan investments are in shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest. In addition, transactions with the Company's common stock qualify as party-in-interest.

Plan investments are held and managed by Merrill Lynch in commingled funds with the assets and investments of the Intergroup of Utah 401(k) Plan, which is sponsored by an affiliate of FHC. These financial statements only represent the assets and activity related to the Plan.

NOTE 8 - NET ASSETS BY FUND AVAILABLE FOR PLAN BENEFITS AND CHANGES IN NET ASSETS BY FUND AVAILABLE FOR BENEFITS

                 NET ASSETS BY FUND AVAILABLE FOR PLAN BENEFITS
                                DECEMBER 31, 1995

                                               GLOBAL         FIXED
                                 FHC           GROWTH         INCOME        BALANCED       RETIREMENT
                                STOCK        INVESTMENT     INVESTMENT     INVESTMENT     PRESERVATION
                                 FUND           FUND           FUND           FUND            FUND
                                 ----           ----           ----           ----            ----
Investments, at fair value:
  Interest bearing cash      $    53,481    $    42,671    $   159,626    $   335,281    $   (14,393)
  Common stock:
    Foundation Health
      Corporation              9,064,428
    Other                                                                   5,071,719
  United States government
    securities                                               3,850,385        542,384
  Corporate bonds                                                             415,491
  Mutual funds                                9,151,524                                    6,651,156
  Loans to participants
                             -----------    -----------    -----------    -----------    -----------
    Total investments          9,117,909      9,194,195      4,010,011      6,364,875      6,636,763
                             -----------    -----------    -----------    -----------    -----------

Contributions receivable:
  Employer                        24,599         23,123         10,486         16,194         20,843
  Employee                        68,450         64,341         29,177         45,061         57,996
                             -----------    -----------    -----------    -----------    -----------
                                  93,049         87,464         39,663         61,255         78,839
                             -----------    -----------    -----------    -----------    -----------
    Total assets               9,210,958      9,281,659      4,049,674      6,426,130      6,715,602
                             -----------    -----------    -----------    -----------    -----------

Forfeitures payable               31,372         31,634         13,796         21,963         22,835
Refunds payable                                                                                  300
                             -----------    -----------    -----------    -----------    -----------
    Total liabilities             31,372         31,634         13,796         21,963         23,135
                             -----------    -----------    -----------    -----------    -----------
Net assets available for
  plan benefits              $ 9,179,586    $ 9,250,025    $ 4,035,878    $ 6,404,167    $ 6,692,467
                             -----------    -----------    -----------    -----------    -----------
                             -----------    -----------    -----------    -----------    -----------
                                EQUITY                        EQUITY
                                GROWTH      INTERNATIONAL     GROWTH
                              INVESTMENT       EQUITY       INVESTMENT        LOAN
                                 FUND           FUND         FUND - #2        FUND          TOTAL
                                 ----           ----         ---------        ----          -----
Investments, at fair value:
  Interest bearing cash       $  322,072     $   82,899     $  817,428     $    5,066    $ 1,804,131
  Common stock:
    Foundation Health
      Corporation                                                                          9,064,428
    Other                      6,776,196                     2,853,199                    14,701,114
  United States government
    securities                                                                             4,392,769
  Corporate bonds                                                                            415,491
  Mutual funds                                3,380,038                                   19,182,718
  Loans to participants                                                     1,885,026      1,885,026
                             -----------    -----------    -----------    -----------    -----------
    Total investments          7,098,268      3,462,937      3,670,627      1,890,092     51,445,677
                             -----------    -----------    -----------    -----------    -----------

Contributions receivable:
  Employer                        18,340          8,621          8,961                       131,167
  Employee                        51,032         23,987         24,935                       364,979
                             -----------    -----------    -----------    -----------    -----------
                                  69,372         32,608         33,896                       496,146
                             -----------    -----------    -----------    -----------    -----------
    Total assets               7,167,640      3,495,545      3,704,523      1,890,092     51,941,823
                             -----------    -----------    -----------    -----------    -----------

Forfeitures payable               24,422         11,915         12,664                       170,601
Refunds payable                                                                                  300
                             -----------    -----------    -----------    -----------    -----------
   Total liabilities              24,422         11,915         12,664                       170,901
                             -----------    -----------    -----------    -----------    -----------
Net assets available for
  plan benefits              $ 7,143,218    $ 3,483,630    $ 3,691,859    $ 1,890,092    $51,770,922
                             -----------    -----------    -----------    -----------    -----------
                             -----------    -----------    -----------    -----------    -----------

          CHANGES IN NET ASSETS BY FUND AVAILABLE FOR PLAN BENEFITS
                          YEAR ENDED DECEMBER 31, 1995

                                               GLOBAL         FIXED
                                 FHC           GROWTH         INCOME        BALANCED       RETIREMENT
                                STOCK        INVESTMENT     INVESTMENT     INVESTMENT     PRESERVATION
                                 FUND           FUND           FUND           FUND            FUND
                                 ----           ----           ----           ----            ----
Additions:
  Contributions:
    Employee                  2,114,858        1,808,725     1,040,617       1,439,359      1,577,658
    Employer                    618,720          664,181       281,235         397,692        275,189
  Investment income               2,807          732,326       209,683         140,504        300,319
  Net appreciation in fair
    value of investments      2,279,893          887,738       220,667       1,159,611        (31,055)
                             ----------       ----------    ----------      ----------      ---------
                              5,016,278        4,092,970     1,752,202       3,137,166      2,122,111

Deductions:
  Benefits paid to
   participants                (600,571)      (1,079,162)     (478,928)       (613,577)      (949,031)

Interfund transfers            (143,352)        (495,780)      (59,929)        225,986        244,458
                             ----------       ----------    ----------      ----------      ---------
Net increase (decrease) in
  plan assets                 4,272,355        2,518,028     1,213,345       2,749,575      1,417,538

Net assets available for plan
  benefits:
  Beginning of year           4,907,231        6,731,997     2,822,533       3,654,592      4,433,162
  Transfer of assets                                                                          841,767
                             ----------       ----------    ----------      ----------      ---------
End of year                  $9,179,586       $9,250,025    $4,035,878      $6,404,167     $6,692,467
                             ----------       ----------    ----------      ----------      ---------
                             ----------       ----------    ----------      ----------      ---------

                                EQUITY                        EQUITY
                                GROWTH      INTERNATIONAL     GROWTH
                              INVESTMENT       EQUITY       INVESTMENT        LOAN
                                 FUND           FUND         FUND - #2        FUND          TOTAL
                                 ----           ----         ---------        ----          -----
Additions:
  Contributions:
    Employee                  1,768,327        1,343,614     1,273,287        (753,873)    11,612,572
    Employer                    515,174          397,349       334,648                      3,484,188
  Investment income              82,116          202,181        78,197           2,356      1,750,489
  Net appreciation in fair
    value of investments      1,187,195           82,603       516,613                      6,303,265
                             ----------       ----------    ----------     -----------     ----------
                              3,552,812        2,025,747     2,202,745        (751,517)    23,150,514
Deductions:
  Benefits paid to
   participants                (844,719)        (221,661)     (184,883)      1,090,942     (3,881,590)

Interfund transfers             211,190         (116,684)      134,111                              0
                             ----------       ----------    ----------     -----------     ----------
Net increase (decrease) in
  plan assets                 2,919,283        1,687,402     2,151,973         339,425     19,268,924

Net assets available for plan
  benefits:
  Beginning of year           4,223,935        1,796,228     1,539,886       1,550,667      31,660,231
  Transfer of assets                                                                           841,767
                             ----------       ----------    ----------     -----------     -----------
End of year                  $7,143,218       $3,483,630    $3,691,859     $1,890,092      $51,770,922
                             ----------       ----------    ----------     -----------     -----------
                             ----------       ----------    ----------     -----------     -----------



                 NET ASSETS BY FUND AVAILABLE FOR PLAN BENEFITS
                                DECEMBER 31, 1994

                                               GLOBAL         FIXED
                                 FHC           GROWTH         INCOME        BALANCED      RETIREMENT
                                STOCK        INVESTMENT     INVESTMENT     INVESTMENT    PRESERVATION
                                 FUND           FUND           FUND           FUND           FUND
                                 ----           ----           ----           ----           ----
Investments, at fair value:
  Interest bearing cash      $   (40,239)   $   (63,820)   $    64,214    $    98,019    $    14,050
  Common stock:
    Foundation Health
      Corporation              4,871,278
    Other                                                                   2,968,452
  United States government
    securities                                               2,712,265        187,144
  Corporate bonds                                                             336,670
  Mutual funds                                6,680,466                                    4,380,038
  Loans to participants
                             -----------    -----------    -----------    -----------    -----------
    Total investments          4,831,039      6,616,646      2,776,479      3,590,285      4,394,088
                             -----------    -----------    -----------    -----------    -----------
Contributions receivable:
  Employer                        27,754         39,182         14,693         21,224         13,061
  Employee                        77,925        110,012         41,254         59,590         36,671
                             -----------    -----------    -----------    -----------    -----------
                                 105,679        149,194         55,947         80,814         49,732
                             -----------    -----------    -----------    -----------    -----------
    Total assets               4,936,718      6,765,840      2,832,426      3,671,099      4,443,820
                             -----------    -----------    -----------    -----------    -----------
Forfeitures payable               12,368         20,097          6,957         10,049          5,411
Refunds payable                   17,119         13,746          2,936          6,458          5,247
                             -----------    -----------    -----------    -----------    -----------
    Total liabilities             29,487         33,843          9,893         16,507         10,658
                             -----------    -----------    -----------    -----------    -----------
Net assets available for
  plan benefits              $ 4,907,231    $ 6,731,997    $ 2,822,533    $ 3,654,592    $ 4,433,162

                             -----------    -----------    -----------    -----------    -----------
                             -----------    -----------    -----------    -----------    -----------
                                EQUITY                        EQUITY
                                GROWTH      INTERNATIONAL     GROWTH
                              INVESTMENT       EQUITY       INVESTMENT        LOAN
                                 FUND           FUND         FUND - #2        FUND          TOTAL
                                 ----           ----         ---------        ----          -----
Investments, at fair value:
  Interest bearing cash       $  119,607    $    (3,182)    $  803,071     $  212,644    $ 1,204,364
  Common stock:
    Foundation Health
      Corporation                                                                          4,871,278
    Other                      4,024,801                       692,576                     7,685,829
  United States government
    securities                                                                             2,899,409
  Corporate bonds                                               15,623                       352,293
  Mutual funds                                1,773,184                                   12,833,688
  Loans to participants                                                     1,338,023      1,338,023
                             -----------    -----------    -----------    -----------    -----------
    Total investments          4,144,408      1,770,002      1,511,270      1,550,667     31,184,884
                             -----------    -----------    -----------    -----------    -----------
Contributions receivable:
  Employer                        27,754          9,796          9,796                       163,260
  Employee                        77,925         27,503         27,503                       458,383
                             -----------    -----------    -----------    -----------    -----------
                                 105,679         37,299         37,299                       621,643
                             -----------    -----------    -----------    -----------    -----------
    Total assets               4,250,087      1,807,301      1,548,569      1,550,667     31,806,527
                             -----------    -----------    -----------    -----------    -----------
Forfeitures payable               13,913          4,638          3,865                        77,298
Refunds payable                   12,239          6,435          4,818                        68,998
                             -----------    -----------    -----------    -----------    -----------
    Total liabilities             26,152         11,073          8,683                       146,296
                             -----------    -----------    -----------    -----------    -----------

Net assets available for
  plan benefits              $ 4,223,935    $ 1,796,228    $ 1,539,886    $ 1,550,667    $31,660,231
                             -----------    -----------    -----------    -----------    -----------
                             -----------    -----------    -----------    -----------    -----------

           CHANGES IN NET ASSETS BY FUND AVAILABLE FOR PLAN BENEFITS
                               DECEMBER 31, 1994

                                               GLOBAL         FIXED
                                 FHC           GROWTH         INCOME        BALANCED      RETIREMENT
                                STOCK        INVESTMENT     INVESTMENT     INVESTMENT    PRESERVATION
                                 FUND           FUND           FUND           FUND           FUND
                                 ----           ----           ----           ----           ----
Additions:
  Contributions:
    Employee                  $1,684,032     $1,880,974     $  762,334     $1,055,905     $  801,066
    Employer                     692,580      1,008,439        357,775        509,974        276,086
  Investment income                2,205        416,933        151,854        120,873        203,200
  Net depreciation in
    fair value of
    investments                 (200,170)      (642,725)      (270,285)      (137,402)       (24,201)
                             -----------    -----------    -----------    -----------    -----------
                               2,178,647      2,663,621      1,001,678      1,549,350      1,256,151

Deductions:
  Benefits paid to
    participants                (902,673)    (1,076,093)      (366,850)      (565,434)      (481,518)

Interfund transfers             (574,359)       284,266         70,609     (1,081,813)       689,988
                             -----------    -----------    -----------    -----------    -----------

Net increase (decrease)
  in plan assets                 701,615      1,871,794        705,437        (97,897)     1,464,621

Net assets available for
plan benefits:

  Beginning of year            4,024,682      4,477,179      1,986,422      3,523,446      2,478,080
  Transfer of assets             180,934        383,024        130,674        229,043        490,461
                             -----------    -----------    -----------    -----------    -----------

End of year                   $4,907,231     $6,731,997     $2,822,533     $3,654,592     $4,433,162
                             -----------    -----------    -----------    -----------    -----------
                             -----------    -----------    -----------    -----------    -----------

                                EQUITY                        EQUITY
                                GROWTH      INTERNATIONAL     GROWTH
                              INVESTMENT       EQUITY       INVESTMENT        LOAN
                                 FUND           FUND         FUND - #2        FUND          TOTAL
                                 ----           ----         ---------        ----          -----
Additions:
  Contributions:
    Employee                  $1,338,398     $  676,890     $  541,050     $ (433,094)    $8,307,555
    Employer                     695,535        206,912        162,646                     3,909,947
  Investment income               80,652        144,169         31,664          1,916      1,153,466
  Net depreciation in
    fair value of
    investments                 (139,019)      (188,915)       (46,460)                   (1,649,177)
                             -----------    -----------    -----------    -----------    -----------
                               1,975,566        839,056        688,900       (431,178)    11,721,791

Deductions:
  Benefits paid to
    participants                (809,543)      (180,135)      (129,789)       959,396     (3,552,639)

Interfund transfers           (1,553,210)     1,105,247        953,967        105,305              -
                             -----------    -----------    -----------    -----------    -----------

Net increase (decrease)
  in plan assets                (387,187)     1,764,168      1,513,078        633,523      8,169,152

Net assets available for
  plan benefits:

  Beginning of year            4,326,167                                      917,144     21,733,120
  Transfer of assets             284,955         32,060         26,808                     1,757,959
                             -----------    -----------    -----------    -----------    -----------

End of year                   $4,223,935     $1,796,228     $1,539,886     $1,550,667    $31,660,231
                             -----------    -----------    -----------    -----------    -----------
                             -----------    -----------    -----------    -----------    -----------

                             SUPPLEMENTAL SCHEDULES

                          FOUNDATION HEALTH CORPORATION
                         PROFIT SHARING AND 401(K) PLAN

           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1995


   QUANTITY/     INVESTMENT                                                  INTEREST    MATURITY                         CURRENT
      PAR           TYPE             DESCRIPTION                               RATE        DATE            COST            VALUE
FHC STOCK FUND

     209,607     Common Stocks       Foundation Health Corporation*                 -           -       $6,596,683      $9,065,503

      23,736     Money Funds         Interest bearing cash                          -           -           53,487          53,487
                                                                                                        ----------      ----------
                                                                                                         6,650,170       9,118,990
                                                                                                        ----------      ----------
                                     Less:  Intergroup of Utah Assets                                         (788)         (1,081)
                                                                                                        ----------      ----------
                                                                                                        $6,649,382      $9,117,909
                                                                                                        ----------      ----------
                                                                                                        ----------      ----------
GLOBAL GROWTH INVESTMENT FUND

     660,379     Mutual Funds        ML Global Allocation Fund*                     -           -       $8,818,229      $9,166,054

      25,887     Money Funds         Interest bearing cash                          -           -           42,738          42,738
                                                                                                        ----------      ----------
                                                                                                         8,860,967       9,208,792
                                                                                                        ----------      ----------
                                     Less:  Intergroup of Utah Assets                                      (10,621)        (14,597)
                                                                                                        ----------      ----------
                                                                                                        $8,850,346      $9,194,195
                                                                                                        ----------      ----------
                                                                                                        ----------      ----------
FIXED INCOME INVESTMENT FUND

   1,014,000     Government Bonds    FNMA Discount note                          0.0%        1996       $1,010,162      $1,011,769
      24,947     Government Bonds    FNMA P250414                                7.0%        2025           24,764          25,150
     911,381     Government Bonds    FNMA P303585                                7.0%        2025          902,836         918,781
      70,000     Government Bonds    FNMA P326756                                7.0%        2025           69,917          70,284
     317,000     Government Bonds    U.S. Treasury Bond                         6.25%        2023          310,098         326,164
     190,000     Government Bonds    U.S. Treasury Note                          6.5%        2005          195,095         202,409
   1,400,000     Government Bonds    U.S. Treasury Note                         5.75%        2000        1,403,586       1,420,118
                                                                                                        ----------      ----------
                                                                                                         3,916,458       3,974,675

     137,362     Money Funds         Interest bearing cash                          -           -          164,779         164,779
                                                                                                        ----------      ----------
                                                                                                         4,081,237       4,139,454
                                                                                                        ----------      ----------
                                     Less:  Intergroup of Utah Assets                                     (130,126)       (129,443)
                                                                                                        ----------      ----------
                                                                                                        $3,951,111      $4,010,011
                                                                                                        ----------      ----------
                                                                                                        ----------      ----------

*Party-in-interest

                          FOUNDATION HEALTH CORPORATION
                         PROFIT SHARING AND 401(K) PLAN

           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1995
                                   (Continued)

   QUANTITY/     INVESTMENT                                                  INTEREST    MATURITY                         CURRENT
      PAR           TYPE             DESCRIPTION                               RATE        DATE            COST            VALUE
BALANCED INVESTMENT FUND

       2,210     Common Stocks       American International Group, Inc.             -           -         $136,848        $204,425
       2,695     Common Stocks       AT&T Corporation                               -           -          141,413         174,501
       1,885     Common Stocks       Automatic Data Processing                      -           -          101,299         139,961
       2,695     Common Stocks       Coca Cola                                      -           -          125,576         200,104
       2,425     Common Stocks       Colgate Palmolive                              -           -          171,524         170,356
       1,079     Common Stocks       Emerson Electric Company                       -           -           66,381          88,208
       1,346     Common Stocks       Federal Home Loan Mortgage                     -           -           78,738         112,391
       1,350     Common Stocks       Federal National Mortgage Association          -           -          109,639         167,231
       3,235     Common Stocks       General Electric                               -           -          160,541         232,920
       3,505     Common Stocks       Gillette Company                               -           -          148,099         182,698
       3,505     Common Stocks       GTE Corporation                                -           -          121,392         153,782
       2,425     Common Stocks       Hewlett Packard Corporation                    -           -          133,292         203,094
       4,854     Common Stocks       Home Depot                                     -           -          206,518         231,779
       2,155     Common Stocks       International Flavors & Fragrance              -           -           84,214         103,440
       4,042     Common Stocks       Johnson & Johnson                              -           -          206,118         345,591
       3,506     Common Stocks       McDonalds Corporation                          -           -          110,599         158,208
       2,965     Common Stocks       Merck & Company, Inc.                          -           -          118,620         194,578
       1,347     Common Stocks       Mobil Corp. DEL                                -           -          110,465         150,527
       2,695     Common Stocks       JP Morgan & Company, Inc.                      -           -          181,934         216,274
       2,155     Common Stocks       Motorola, Inc.                                 -           -          128,054         122,835
       2,155     Common Stocks       Nations Bank Corporation                       -           -          109,523         150,042
       3,237     Common Stocks       Pepsico, Inc.                                  -           -          132,367         180,867
       2,695     Common Stocks       Pfizer Inc.                                    -           -           97,872         169,785
       2,155     Common Stocks       Proctor & Gamble                               -           -          123,480         178,865
         915     Common Stocks       Royal Dutch Pete New York, NY 5GUILDR          -           -           92,872         129,129
       2,695     Common Stocks       SBC Communications, Inc.                       -           -          114,564         154,289
       2,695     Common Stocks       Schering Plough Corporation                    -           -           90,847         147,551
       7,280     Common Stocks       Wal Mart Stores, Inc.                          -           -          194,915         161,980
       2,425     Common Stocks       Walt Disney Company Del                        -           -          106,717         142,772
                                                                                                        ----------      ----------
                                                                                                         3,704,421       4,968,183
                                                                                                        ----------      ----------


     210,000     Government Bonds    U.S. Treasury Bills                         0.0%        1996          199,866         200,865
      50,000     Government Bonds    U.S. Treasury Note                          5.5%        1997           48,891          50,250
      75,000     Government Bonds    U.S. Treasury Notes                       5.625%        1997           74,391          75,481
      50,000     Government Bonds    U.S. Treasury Note                         4.75%        1998           49,414          49,352
      10,000     Government Bonds    U.S. Treasury Note                        7.875%        2004           10,103          11,575
     150,000     Government Bonds    U.S. Treasury Note                         6.25%        2000          151,844         155,039
                                                                                                        ----------      ----------
                                                                                                           534,509         542,562
                                                                                                        ----------      ----------

*Party-in-interest

                          FOUNDATION HEALTH CORPORATION
                         PROFIT SHARING AND 401(K) PLAN

           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1995
                                   (Continued)

   QUANTITY/     INVESTMENT                                                  INTEREST    MATURITY                         CURRENT
      PAR           TYPE             DESCRIPTION                               RATE        DATE            COST            VALUE
      25,000     Corporate Bonds     Associates Corporation
                                        North American Notes                    6.75%        1999           24,566          25,695
      50,000     Corporate Bonds     Florida Power & Light
                                        Company First Mortgage                 5.375%        2000           49,938          49,235
      50,000     Corporate Bonds     Florida Power Corporation                   6.0%        2003           49,597          49,880
      65,000     Corporate Bonds     H J Heinz Company Notes                    6.75%        1999           64,935          67,317
      45,000     Corporate Bonds     Norwest Financial, Inc.
                                        Senior Notes                           6.875%        2000           44,358          46,859
      30,000     Corporate Bonds     WMX Technologies, Inc.
                                        Notes                                  6,375%        2003           29,987          30,464
      50,000     Corporate Bonds     Wal Mart Stores Notes                       5.5%        1997           48,766          49,978
      40,000     Corporate Bonds     Wal Mart Stores Notes                       7.5%        2004           39,722          43,857
      50,000     Corporate Bonds     Wal Mart Stores Notes                      6.75%        2002           51,481          52,343
                                                                                                        ----------      ----------
                                                                                                           403,350         415,628

     436,875     Money Funds         Interest bearing cash                          -           -          440,575         440,575
                                                                                                        ----------      ----------
                                                                                                         5,082,855       6,366,948

                                     Less:  Intergroup of Utah Assets                                       (2,073)         (2,073)
                                                                                                        ----------      ----------
                                                                                                        $5,080,782      $6,364,875
                                                                                                        ----------      ----------
                                                                                                        ----------      ----------

RETIREMENT PRESERVATION TRUST FUND

   6,700,650     Mutual Funds        Merrill Lynch R P Trust*                       -           -       $6,700,650      $6,700,650
       4,915     Money Funds         Interest bearing cash                          -           -          (14,500)        (14,500)
                                                                                                        ----------      ----------
                                                                                                         6,686,150       6,686,150

                                     Less:  Intergroup of Utah Assets                                      (49,387)        (49,387)
                                                                                                        ----------      ----------
                                                                                                        $6,636,763      $6,636,763
                                                                                                        ----------      ----------
                                                                                                        ----------      ----------

*Party-in-interest

                          FOUNDATION HEALTH CORPORATION
                         PROFIT SHARING AND 401(K) PLAN

           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1995
                                   (Continued)

   QUANTITY/     INVESTMENT                                                  INTEREST    MATURITY                         CURRENT
      PAR           TYPE             DESCRIPTION                               RATE        DATE            COST            VALUE
EQUITY GROWTH INVESTMENT FUND

       6,350     Common Stocks       Albertson's Inc.                               -           -         $189,731        $208,756
       2,550     Common Stocks       Automatic Data Processing                      -           -          131,325         189,338
       7,500     Common Stocks       Autozone, Inc.                                 -           -          179,063         216,563
       8,200     Common Stocks       Carnival Cruise Lines                          -           -          138,306         199,875
       4,125     Common Stocks       Circus Circus Enterprises                      -           -          146,566         114,984
       2,650     Common Stocks       CISCO Systems, Inc.                            -           -          130,249         197,756
       3,200     Common Stocks       Coca Cola Com                                  -           -          132,229         237,600
       3,850     Common Stocks       Columbia/HCA Healthcare Corp.                  -           -          169,400         195,388
       3,000     Common Stocks       Duracell International, Inc.                   -           -          135,000         155,250
       6,050     Common Stocks       Ericsson L Mitel Co.                           -           -           83,493         117,975
       2,700     Common Stocks       Federal Express Corp.                          -           -          190,833         199,463
       2,400     Common Stocks       Federal Home Loan Mortgage Vtg                 -           -          100,650         200,400
       1,550     Common Stocks       Federal National Mortgage Assoc.               -           -          107,650         192,006
       2,950     Common Stocks       First Data Corporation                         -           -          111,510         197,281
       3,000     Common Stocks       General Electric                               -           -          162,375         216,000
       3,100     Common Stocks       General Motors Corp. CLE                       -           -          124,775         161,200
       4,000     Common Stocks       Gillette Corporation                           -           -          125,762         208,500
       4,100     Common Stocks       Home Depot, Inc.                               -           -          168,338         195,775
       3,650     Common Stocks       Intel Corp.                                    -           -          227,488         207,138
       4,400     Common Stocks       Interpublic Group of CO                        -           -          153,325         190,850
       2,300     Common Stocks       Johnson & Johnson                              -           -          102,056         196,650
       3,400     Common Stocks       LSI Logic Corp.                                -           -          213,553         176,850
       5,000     Common Stocks       McDonalds Corporation                          -           -          125,994         225,625
       2,800     Common Stocks       Merck & Company, Inc.                          -           -          107,908         183,750
       1,900     Common Stocks       Microsoft Corporation                          -           -           97,812         166,725
       2,500     Common Stocks       Motorola, Inc.                                 -           -          130,938         142,500
       2,400     Common Stocks       Nations Bank Corporation                       -           -          171,451         167,100
       6,000     Common Stocks       News Corp. Ltd.                                -           -          124,500         128,250
       3,700     Common Stocks       Pepsico, Inc.                                  -           -          167,130         206,738
       3,400     Common Stocks       Pfizer, Inc.                                   -           -          117,907         214,200
       1,500     Common Stocks       Phillip Morris Cos Inc.                        -           -          101,389         135,375
       3,750     Common Stocks       Reuters Holding Plc Adr                        -           -          148,738         206,719
      11,600     Common Stocks       Wal Mart Stores, Inc.                          -           -          310,844         258,100
       3,850     Common Stocks       Walt Disney Company Del                        -           -          167,875         226,669
         975     Common Stocks       Wells Fargo & Co.                              -           -          178,441         210,600
       3,750     Common Stocks       Wm Wrigley Jr. Cos                             -           -          170,683         196,875
                                                                                                        ----------      ----------
                                                                                                         5,345,287       6,844,824

     293,186     Money Funds         Interest bearing cash                          -           -          325,334         325,334
                                                                                                        ----------      ----------
                                                                                                         5,670,621       7,170,158

                                     Less:  Intergroup of Utah Assets                                      (56,854)        (71,890)
                                                                                                        ----------      ----------
                                                                                                        $5,613,767      $7,098,268
                                                                                                        ----------      ----------
                                                                                                        ----------      ----------

*Party-in-interest

                          FOUNDATION HEALTH CORPORATION
                         PROFIT SHARING AND 401(K) PLAN

           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1995
                                   (Continued)

   QUANTITY/     INVESTMENT                                                  INTEREST    MATURITY                         CURRENT
      PAR           TYPE             DESCRIPTION                               RATE        DATE            COST            VALUE
EQUITY GROWTH INVESTMENT FUND - #2

       1,621     Common Stocks       Ace Ltd.                                       -           -          $46,704         $64,435
       2,964     Common Stocks       Airtouch Communications                        -           -           77,446          83,363
       1,347     Common Stocks       AK STL Holding Corp.                           -           -           39,063          46,135
         370     Common Stocks       Amgen Inc. Com PV 40.01                        -           -            8,048          21,969
         706     Common Stocks       American Intl Group, Inc.                      -           -           52,996          65,305
         716     Common Stocks       AT&T Cap Corp.                                 -           -           16,378          27,387
       2,091     Common Stocks       Avatar Holdings, Inc.                          -           -           76,927          73,185
       2,052     Common Stocks       Bank of New York, NY Co. Inc.                  -           -           62,853         100,035
       1,153     Common Stocks       Bankers Trust, NY                              -           -           73,139          76,674
         426     Common Stocks       Boeing Company                                 -           -           18,528          33,388
       1,643     Common Stocks       Cellular Communications                        -           -           88,722          81,739
         973     Common Stocks       Columbia/HCA Healthcare                        -           -           47,312          49,379
         798     Common Stocks       Conagra, Inc.                                  -           -           24,433          32,917
       1,869     Common Stocks       DSC Communications Group                       -           -           70,069          68,919
       1,042     Common Stocks       EI Dupont                                      -           -           57,831          72,810
       3,928     Common Stocks       Enserch Corp.                                  -           -           58,332          63,830
         666     Common Stocks       Federal National Mortgage Assoc.               -           -           50,368          82,501
       3,340     Common Stocks       Ford Motor Company                             -           -           95,028          96,443
       1,273     Common Stocks       Gannett Co.                                    -           -           67,640          78,130
       1,429     Common Stocks       Genentech, Inc.                                -           -           67,878          75,737
       1,363     Common Stocks       General Electric                               -           -           73,281          98,136
         161     Common Stocks       General RE Corp.                               -           -           17,670          24,955
       2,215     Common Stocks       Genetics Inst, Inc.                            -           -           82,020         118,503
       1,398     Common Stocks       GTE Corp.                                      -           -           44,008          61,337
       2,935     Common Stocks       Horsham Corp. Sub Vtg                          -           -           37,861          39,256
         912     Common Stocks       Intel Corporation                              -           -           27,494          51,756
         877     Common Stocks       JP Morgan & Co. Inc.                           -           -           55,395          70,379
       2,108     Common Stocks       Nabisco Holdings, Corp.                        -           -           56,916          68,773
       1,561     Common Stocks       Newmont Mining Corp.                           -           -           61,119          70,830
       4,116     Common Stocks       News Corp. Ltd.                                -           -           81,814          87,980
       2,401     Common Stocks       Node Affiliates                                -           -           60,625          71,730
       1,834     Common Stocks       Noel Group, Inc.                               -           -           12,838          11,921
       2,571     Common Stocks       Partnerre Holdings, Ltd.                       -           -           54,325          70,703
       6,636     Common Stocks       Santa Fe Energy Res Inc.                       -           -           58,895          63,872
       2,868     Common Stocks       Security Capital Pacific                       -           -           48,813          56,643
         872     Common Stocks       Smithline B Rep                                -           -           33,283          48,396
       3,528     Common Stocks       Tenet Healthcare Corp.                         -           -           53,510          72,765
       2,519     Common Stocks       Time Warner, Inc.                              -           -           95,303          95,092
       1,283     Common Stocks       Tosco Corp.                                    -           -           37,543          48,914
       4,357     Common Stocks       Unocal Corporation                             -           -          122,062         126,898

*Party-in-interest

                          FOUNDATION HEALTH CORPORATION
                         PROFIT SHARING AND 401(K) PLAN

           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1995
                                   (Continued)

   QUANTITY/     INVESTMENT                                                  INTEREST    MATURITY                         CURRENT
      PAR           TYPE             DESCRIPTION                               RATE        DATE            COST            VALUE

       1,194     Common Stocks       Unum Corp.                                     -           -           50,393          65,670
       1,390     Common Stocks       USX Marathon Group                             -           -           23,804          27,105
         119     Common Stocks       Washington Post Co.                            -           -           27,801          33,558
                                                                                                        ----------      ----------
                                                                                                         2,316,468       2,779,453
       2,899     Preferred Stocks    AK Steel Holding Corp.                         -           -           81,979          97,117

     794,555     Money Funds         Interest bearing cash                          -           -          824,124         824,124
                                                                                                        ----------      ----------
                                                                                                         3,222,571       3,700,694

                                     Less:  Intergroup of Utah Assets                                      (26,193)        (30,067)
                                                                                                        ----------      ----------
                                                                                                        $3,196,378      $3,670,627
                                                                                                        ----------      ----------
                                                                                                        ----------      ----------
INTERNATIONAL EQUITY FUND

     370,504     Mutual Funds        Templeton Foreign Mutual Fund                  -           -       $3,476,436      $3,401,231

      24,412     Money Funds         Interest bearing cash                          -           -           83,419          83,419
                                                                                                        ----------      ----------
                                                                                                         3,559,855       3,484,650

                                     Less:  Intergroup of Utah Assets                                      (22,182)        (21,713)
                                                                                                        ----------      ----------
                                                                                                        $3,537,673      $3,462,937
                                                                                                        ----------      ----------
                                                                                                        ----------      ----------
LOAN FUND

         712     Loans               Loans to participants                      6-10%    1-15 yrs       $1,890,092      $1,890,092
                                                                                                        ----------      ----------
                                                                                                        ----------      ----------

*Party-in-interest

                          FOUNDATION HEALTH CORPORATION
                         PROFIT SHARING AND 401(K) PLAN

                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1995


                                                                                            CURRENT VALUE
                                                          TOTAL      TOTAL           -------------------------
                                                         NUMBER      NUMBER           PURCHASE          SALES
IDENTITY OF FUND    DESCRIPTION OF ASSETS               PURCHASES    SALES              PRICE           PRICE
SERIES OF TRANSACTIONS

FHC Stock Fund*     Foundation Health Corporation
                    Common Stock                            75         26            $2,515,052     $  654,101

FHC Stock Fund*     ML Cash Management Account
                    Money Fund                              73         66             2,531,463      2,521,334

Equity Growth       ML Cash Management Account
Investment Fund     Money Fund                             120         52             2,174,630      2,615,071

Fixed Income        ML Cash Management Account
Investment Fund     Money Fund                              92         69             5,308,531      5,257,256

Fixed Income        FHLMCG00317                              3         11             1,419,188      1,460,357
Investment Fund

Fixed Income        FNMA Discount Note                       1          1             1,129,042      1,134,000
Investment Fund

Fixed Income        GNM P780195                              1         15             1,140,005      1,164,043
Investment Fund

Balanced            ML Cash Management Account
Investment Fund     Money Fund                             123         41             2,300,712      2,035,003

Retirement
Preservation
Trust Fund*         Merrill Lynch RP Trust                 307         56             4,479,315      2,220,582

                                                                                        TOTAL          TOTAL
                                                                                       NUMBER         NUMBER
                                                        COST OF        NET GAIN       OF SHARES      OF SHARES
IDENTITY OF FUND    DESCRIPTION OF ASSETS             ASSETS SOLD       (LOSS)        PURCHASED        SOLD
SERIES OF TRANSACTIONS

FHC Stock Fund*     Foundation Health Corporation
                    Common Stock                       $  665,157    $  (11,056)         74,078         21,609

FHC Stock Fund*     ML Cash Management Account
                    Money Fund                          2,521,334             -       2,531,463      2,521,334

Equity Growth       ML Cash Management Account
Investment Fund     Money Fund                          2,615,071             -       2,714,630      2,615,071

Fixed Income        ML Cash Management Account
Investment Fund     Money Fund                          5,257,256             -       5,308,531      5,527,256

Fixed Income        FHLMCG00317                         1,419,188        41,169       1,460,000      1,460,000
Investment Fund

Fixed Income        FNMA Discount Note                  1,129,042         4,958       1,134,000      1,134,000
Investment Fund

Fixed Income        GNM P780195                         1,159,766         4,277       1,110,000      1,110,000
Investment Fund

Balanced            ML Cash Management Account
Investment Fund     Money Fund                          2,035,003             -       2,300,712      2,035,003

Retirement
Preservation
Trust Fund*         Merrill Lynch RP Trust              2,220,582             -       4,479,314      2,220,582

*Party-in-interest

                          FOUNDATION HEALTH CORPORATION
                         PROFIT SHARING AND 401(K) PLAN

                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1995


                                                                                            CURRENT VALUE
                                                          TOTAL      TOTAL           -------------------------
                                                         NUMBER      NUMBER           PURCHASE          SALES
IDENTITY OF FUND    DESCRIPTION OF ASSETS               PURCHASES    SALES              PRICE           PRICE
SERIES OF TRANSACTIONS (CONTINUED)

Retirement          ML Cash Management Account
Preservation        Money Fund
Trust Fund*                                                 74         72             3,778,805      3,765,072

Global Growth       Merril Lynch Global
Investment Fund*    Allocation Fund - Class A               58         28             3,447,928      1,869,193

Global Growth*      ML Cash Management
Investment Fund     Account Money Fund                      72         60             3,203,171      3,211,040

Equity Growth II    ML Cash Management Account
Investment Fund     Money Fund                             127         52             1,953,275      2,074,896

International Fund  Templeton Foreign                       69         25             1,752,033        194,435

International Fund  ML Cash Management Account              73         64             1,453,898      1,430,147
                    Money Fund

Loan Fund           ML Cash Management Account              85         65             1,564,716      1,559,651
                    Money Fund


                                                                                        TOTAL          TOTAL
                                                                                       NUMBER         NUMBER
                                                        COST OF        NET GAIN       OF SHARES      OF SHARES
IDENTITY OF FUND    DESCRIPTION OF ASSETS             ASSETS SOLD       (LOSS)        PURCHASED        SOLD
SERIES OF TRANSACTIONS (CONTINUED)

Retirement          ML Cash Management Account
Preservation        Money Fund
Trust Fund*                                             3,765,072             -       3,778,805      3,765,072

Global Growth       Merril Lynch Global
Investment Fund*    Allocation Fund - Class A           1,853,677       $15,516         255,178        140,351

Global Growth*      ML Cash Management
Investment Fund     Account Money Fund                  3,211,040             -       3,203,171      3,211,040

Equity Growth II    ML Cash Management Account
Investment Fund     Money Fund                          2,074,896             -       1,953,275      2,074,896

International Fund  Templeton Foreign                     198,865        (4,430)        191,730         21,076

International Fund  ML Cash Management Account          1,430,147             -       1,453,898      1,430,147
                    Money Fund

Loan Fund           ML Cash Management Account          1,559,651             -       1,564,716      1,559,651
                    Money Fund

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement
No. 33-36847 of Foundation Health Corporation on Form S-8 of our report dated June 27, 1996, appearing in this Annual Report on Form 11-K of the Foundation Health Corporation Profit Sharing and 401(k) Plan for the year ended December 31, 1995.

DELOITTE & TOUCHE LLP

Sacramento, California
June 27, 1996

                                   SIGNATURES

   THE PLAN. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly cuased this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

                                        FOUNDATION HEALTH CORPORATION
                                        PROFIT SHARING AND 401(k) PLAN
                                        (Name of Plan)



       June 27, 1996                    /s/ JEFFREY L. ELDER
- - ------------------------------          -----------------------------------
            Date                        Jeffrey L. Elder
                                        Senior Vice President and
                                        Chief Financial Officer